Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 17, 2015

Relating to Preliminary Short Form Base PREP Prospectus dated June 9, 2015

Registration No. 333-204226

4,500,000 Common Shares

This free writing prospectus relates only to the common shares described below and should be read together with the preliminary short form base PREP prospectus dated June 9, 2015 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form F-10 (Registration No. 333-204226) relating to the offering of common shares of Cynapsus Therapeutics Inc. (“Cynapsus”). On June 17, 2015, Cynapsus filed Amendment No. 2 to the Registration Statement on Form F-10 relating to the offering to which this free writing prospectus relates (“Amendment No. 2”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1532079/000119312515225892/d928636df10a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common shares offered	4,500,000 common shares

Common shares to be outstanding after this offering	11,427,691 common shares, based on 6,927,691 common shares outstanding on June 16, 2015, subject to certain exclusions as described in the Preliminary Prospectus.

Option to purchase additional shares	675,000 common shares

Public offering price	US$14.00 per share

Net proceeds	We estimate that the net proceeds we will receive from this offering will be approximately US$57.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional common shares in full, we estimate that the net proceeds from this offering will be approximately US$66.4 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

NASDAQ Global Market symbol	We have received approval to have our common shares listed on the NASDAQ Global Market under the symbol “CYNA.”

Purchase by existing principal shareholder	Dexxon Holdings Limited, our principal shareholder who is affiliated with members of our board of directors, has agreed to purchase an aggregate of approximately US$10.3 million of our common shares in this offering at the public offering price. The underwriters will receive the same underwriting discounts and commissions on common shares purchased by our principal shareholder as they will on other shares sold to the public in this offering.

The issuer has filed a registration statement on Form F-10 (including a preliminary short form base PREP prospectus dated June 9, 2015) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before investing in the offering, you should read the Preliminary Prospectus and the other documents Cynapsus has filed with the SEC, which are incorporated by reference therein and provide more complete information about Cynapsus and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained by investors, other than Canadian investors, by contacting BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or via email, at dg.prospectus_requests@baml.com.